Exhibit 4.1
TERMINATION AGREEMENT
     THIS TERMINATION AGREEMENT (this “Agreement”) is made on April 7, 2006, by and between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Corporation”), and Starwood Hotels & Resorts, a Maryland real estate investment Trust (“Trust”).
WITNESSETH:
     WHEREAS, Corporation and Trust are parties to a certain Amended and Restated Intercompany Agreement, dated as of January 6, 1999 (the “Pairing Agreement”), between Corporation and Trust, pursuant to which Class B shares of beneficial interest, par value $.01 per share, of Trust (“Class B Shares”) and the shares of common stock, par value $.01 per share, of Corporation (“Corporation Shares”) were paired, such that Class B Shares are transferable only with an equal number of Corporation Shares and vice versa;
     WHEREAS, Corporation and Trust are parties to the Master Agreement and Plan of Merger entered into as of November 14, 2005, as amended (the “Master Agreement”), by and among Host Marriott Corporation, Host Marriott, L.P. (“Host OP”), Horizon Supernova Merger Sub, L.L.C., Horizon SLT Merger Sub, L.P., Corporation, Trust, Sheraton Holding Corporation and SLT Realty Limited Partnership, pursuant to which agreement Host OP would acquire all of the outstanding shares of beneficial interest of Trust in a reverse subsidiary merger transaction and Trust would thereafter become a wholly owned subsidiary of Host OP;
     WHEREAS, Corporation and Trust desire to terminate the Pairing Agreement as of 4:01 p.m., New York time, on the date hereof (the “Effective Time”); and
     WHEREAS, Class B Shares and Corporation Shares have traded, and immediately prior to the Effective Time will trade, together as a unit on the New York Stock Exchange (the “NYSE”) under the symbol “HOT”, Class B Shares shall be withdrawn from listing on the NYSE as of the Effective Time, Class B Shares shall be transferable separately from Corporation Shares following the Effective Time until the Closing (as such term is defined in the Master Agreement) through the American Stock Transfer & Trust Company (the transfer agent for Corporation and Trust), and Corporation Shares, separate from the Class B Shares, will begin trading again under the symbol “HOT” on the NYSE at the commencement of trading at 9:30 a.m., New York time, on April 10, 2006;
     NOW, THEREFORE, in consideration of the covenants and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
     1. Subject Agreement Termination. Corporation and Trust hereby agree that the Pairing Agreement and the terms thereof shall terminate and be of no further force and effect as of the Effective Time.
     2. Binding Nature. The terms, covenants and conditions of this Agreement shall inure to the benefit of and be binding upon Corporation and Trust and their respective successors and assigns.

     3. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement with the intent that it become effective as of the Effective Time.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
By:	/s/ Jeff S. Drew
Name:	Jeff S. Drew
Title:	Senior Vice President & Treasurer

STARWOOD HOTELS & RESORTS
By:	/s/ Jared T. Finkelstein
Name:	Jared T. Finkelstein
Title:	Assistant Secretary

[Pairing Agreement Termination]